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                                                                    Exhibit 99.B

MANAGEMENT'S DISCUSSION AND ANALYSIS

         OVERVIEW

         A.C.L.N. Limited is an international marine logistics and trading company focusing on the personal automobile and light truck markets. In 1999, the Company began a strategic initiative to expand geographically and diversify its mix of business. Prior to 1999, the Company operated a "freight collect" service from Antwerp, Belgium to five ports located in North and West Africa and the Middle East. Freight collect is a term used by the Company to describe the practice whereby the customer pays the shipping and associated charges upon receipt of the vehicle. Starting in 1999 through June, 2000, the Company added additional ports of origination in Northern Europe and the United States and additional ports of destination in North and West Africa. In 2000, the Company began to utilize a Company-owned vessel, and expanded its automobile trading activities to include to include the acquisition of closed-out model automobiles at a discount for resale against orders from automobile agents and trading companies in North and West Africa at prices which reflect a profit margin plus transportation and associated charges.

         Prior to the first quarter of 2000, all vehicle shipments by the Company were done on a freight collect basis. In 2000, the Company began the phasing out of its freight collect system in favor of pre-paid freight. With pre-paid freight, the consumer pays the agent for the shipping when purchasing the automobile. All payments must be made in hard currency. The agent then passes these funds to the Company less a commission, pre-arranged by the Company. The Company expects that more than 90% of its vehicle shipments in 2000 will be billed as pre-paid freight.

RESULTS OF OPERATIONS

         THREE MONTHS ENDED MARCH 31, 2000 AND MARCH 31, 1999

         SALES. Sales increased by $8,911,572, or approximately 45.2%, to $28,625,292 for the three months ended March 31, 2000, as compared to $19,713,720 for the three months ended March 31, 1999. Such increase was primarily attributable to the implementation of the policy of acquiring automobiles for the Company's account for resale against outstanding purchase orders, which resulted in higher revenue per vehicle sold as compared to the revenue shipped under the original policy. Fewer automobiles were shipped during the 2000 period under the policy of acquiring vehicles as agent for the purchaser. On average, its revenue per vehicle shipped under the latter policy was lower for the three months ended March 31, 2000 primarily because of the requirement that the purchaser prepay the freight fee which results in the elimination of the destination port agent commission which in the freight collect service is added to the purchase price paid to the Company and as a corresponding cost of sales.
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         COST OF SALES. Cost of sales for the three months ended March 31, 2000 was $18,420,822, representing approximately 64.4% of sales during such period, as compared to $14,462,668, representing 73.4% of sales, during the three months ended March 31, 1999. The increase in the amount of cost of sales is primarily attributable to the aforementioned increase in sales. The decrease in cost of sales as a percentage of sales was attributable to the higher margins derived from the implementation of the policy to acquire for resale closed-out models of automobiles and the elimination of the destination port agent commission as a cost to the Company in connection with the shipments to purchaser who pre-paid. However, given the Company's limited experience with these changes, no assurance can be given that the high margin achieved during the first quarter of 2000 will be achieved in subsequent fiscal quarters or for the full fiscal year.

         SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Selling, general, and administrative expenses increased by $154,634, or approximately 18.5%, to $989,516 during the three months ended March 31, 2000, as compared to $834,882 for the three months ended March 31, 1999, and decreased as a percentage of sales from 4.2% for the three months ended March 31, 1999, to 3.5% for the three months ended March 31, 2000. The increase in selling, general and administrative expenses is primarily the result of additional office expenses. The decrease in such expenses as a percentage of sales during the period is attributable to the effect of various efficiencies by the Company.

         NET INCOME. Net income from operations increased by $4,546,075 or 108.3%, to $8,745,340 for the three months ended March 31, 2000, as compared to $4,199,265 for the three months ended March 31, 1999. Net income as a percentage of sales increased to 30.6% of sales for the three months ended March 31, 2000, as compared to 21.3% of sales for the three months ended March 31, 1999. The provision for income taxes of $638,589 for the three months ended March 31, 2000 as compared to $207,435 for the three months ended March 31, 1999, reflecting rates of 6.8% and 4.7%, respectively, did not have a material impact on the increase in income between the two comparative periods.

LIQUIDITY AND CAPITAL RISKS

         The Company had working capital of approximately $76.3 million at December 31, 1999 and $85.1 at March 31, 2000.

CREDIT AND POLITICAL RISKS

         The Company had previously shipped vehicles exclusively on a freight collect basis. During the first quarter of 2000, all vehicle shipments were billed on a pre-paid basis. The Company still anticipates utilizing freight collect on some shipments, but expects freight collect shipments to make up less than 10% of all shipments for the full year. Under the freight collect system, the related accounts receivable are collected on behalf of the Company by shipping agents in the port of destination prior to the release of the automobile to the customer. Accordingly, the related credit risk from individual
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customers is considered minimal. The shipping agents deposit the funds on behalf of the Company with the local central banking system. These amounts are classified as Cash Restricted as to Withdrawal on the Company's balance sheet. The funds are transferred to the Company's bank account at the completion of processing by the central banking system in accordance with local currency exchange regulations. On average, this process takes a period of three to four months.

         In the first quarter of 2000, all freight shipments were paid to the Company in advance of the shipments. The related shipping fees at the destination port, which, under the freight collect system, pass through the Company as revenue and a matching expense, are paid directly by the customer as needed with pre-paid freight. The Company's revenues, accordingly from pre-paid freight do not need to pass through the central banking systems of the destination nations. The Cash Restricted as to Withdrawal of $53,761,630 as of March 31, 2000 reflects the amount the Company is owed from shipments in 1999.

OPERATING ACTIVITIES

         For the three months ended March 31, 2000, net cash provided by operating activities was $12,765,209 and net income was $8,745,340. The primary changes in the Company's operating activities from December 31, 1999 to March 31, 2000 were (A) (i) a decrease in Cash Restricted as to Withdrawal of $9,868,487, or 15.5%, to $53,761,630 as of March 31, 2000, as compared to
$63,630,117 as of December 31, 1999; (ii) an increase in accounts receivable of $21,370,673, or 890.1%, to $23,771,537 as of March 31, 2000, as compared to
$2,400,864 as of December 31, 1999; and (iii) a decrease in deferred expenses to $71,542 as of March 31, 2000 versus $261,762 as of December 31, 1999; offset in part by (B) (i) an increase in accounts payable of $14,918,956, or 1,686.6%, to $15,803,497 as of March 31, 2000, as compared to $884,541 as of December 31, 1999; and (ii) an increase in income taxes payable of $410,096, or 13.6%, to $3,422,711 as of March 31, 2000 as compared to $3,012,615 as of December 31, 1999.

         The Company does not presently have a contingency plan for handling Year 2000 problems that are not detected and corrected prior to their occurrence. Any failure of the Company to address any unforeseen Year 2000 issues could adversely impact its business, prospects, financial condition and results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

         During 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which had an initial adoption date by the Company of January 1, 2000. During the second quarter of 1999, the FASB postponed the adoption date of SFAS No. 133 until January 1, 2001. The FASB further amended SFAS No. 133 in June 2000. SFAS No. 133 requires that all derivative financial instruments be recorded on the consolidated balance sheets at their fair value. Changes in
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the fair value of derivatives will be recorded each period in earnings or other comprehensive earnings, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in other comprehensive earnings will be reclassified as earnings in the periods in which earnings are affected by the hedged item. The Company does not expect the adoption of this statement to have a significant impact on the Company's results of operations, financial position or cash flows.